UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.  )*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)

Class A common stock, $0.01 par value
(Title of Class of Securities)

573083102
(CUSIP Number)

Jonathan Salinas c/o Plymouth Lane Capital Management, LLC 717 Fifth Avenue, 11th Floor New York, New York 10022 (212) 235-2277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,552,861

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,552,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,552,861

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,552,861

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,552,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,552,861

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane Partners (Master), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,552,861

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,552,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,552,861

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Salinas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,552,861

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,552,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,552,861

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	573083102

Item 1.	Security and Issuer.

The name of the issuer is Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 601 West 26th Street, New York, New York 10001.  This Schedule 13D relates to the Issuer's Class A common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Plymouth Lane Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Plymouth Lane General Partner, LLC, a Delaware limited liability company (the "General Partner"), Plymouth Lane Partners (Master), LP, a Cayman Islands exempted limited partnership (the "Master Fund"), and Jonathan Salinas, a United States citizen (collectively, the "Reporting Persons").  Each Reporting Person beneficially owns 10.9% of the Shares.

(b)            The principal business address of the Reporting Persons is 717 Fifth Avenue, 11th Floor, New York, New York 10022.

(c)            Mr. Salinas is the managing member of the Investment Manager, an investment management firm that serves as the investment adviser to certain private investment funds, including the Master Fund.  Mr. Salinas is also the managing member of the General Partner, an entity that serves as the general partner to certain private investment funds, including the Master Fund.  The Master Fund is a pooled investment vehicle.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons each beneficially own 3,552,861 Shares.  The funds for the purchase of the Shares came from the working capital of the Master Fund.  The Shares are held by the Reporting Persons in margin accounts together with other securities.  Such margin accounts may from time to time have debit balances.  Part of the purchase price of the Shares was obtained through margin borrowing.  The total cost of the Shares is approximately $16.7 million.

Item 4.	Purpose of Transaction.

As reported herein, the Reporting Persons may be deemed to beneficially own 10.9% of the Shares (based on 32,472,857 shares of Class A common stock, $0.01 par value, outstanding as of June 15, 2015, as represented by the Issuer in the Agreement and Plan of Merger by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub, Inc., and Singer Madeline Holdings, Inc., dated as of June 22, 2015 (the "Merger Agreement"), filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on June 24, 2015).  Based on prior filings by the Issuer, including the Issuer's Annual Report on Form 10-K/A for the period ended December 31, 2014, filed by the Issuer with the SEC on April 27, 2015, the Reporting Persons believe that they are the Issuer's largest beneficial stockholders, excluding Martha Stewart and her affiliates.

The Reporting Persons purchased the Shares in the ordinary course of business because they believe that the Shares are undervalued and represent an attractive investment opportunity.

Following the Issuer's recent announcement of its entry into the Merger Agreement (the "Sequential Transaction") and subsequent media reports relating thereto, the Reporting Persons intend to engage in a constructive dialogue with the Issuer's management, the Issuer's board of directors ("Board"), and other relevant parties or stakeholders, regarding matters that may affect the Reporting Persons' investment in the Issuer.  Such matters may include, without limitation, steps to maximize shareholder value and to encourage a timely, proactive, and robust marketing process in order to obtain Acquisition Proposals during the "go-shop period", as set forth in Section 5.5 of the Merger Agreement.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, developments with respect to the Sequential Transaction or any potential Acquisition Proposal, the Issuer's financial position and strategic direction, actions taken by the Board, price levels and trading activity of the common stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional common stock and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)                As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 3,552,861 Shares (10.9%) of the Issuer, based upon the 32,472,857 shares outstanding as of June 15, 2015, as represented by the Issuer in the Merger Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 24, 2015.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,552,861 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,552,861 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,552,861 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,552,861 Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,552,861 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,552,861 Shares.

Mr. Salinas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,552,861 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,552,861 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All transactions reflected on Exhibit B were purchases effected in the open market by the Master Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015	Plymouth Lane Capital Management, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane General Partner, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane Partners (Master), LP

By: Plymouth Lane General Partner, LLC Its general partner

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

/s/ Jonathan Salinas
Jonathan Salinas

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D dated June 26, 2015, relating to the Class A common stock, $0.01 par value, of Martha Stewart Living Omnimedia, Inc. shall be filed on behalf of the undersigned.

Dated: June 26, 2015	Plymouth Lane Capital Management, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane General Partner, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane Partners (Master), LP

By: Plymouth Lane General Partner, LLC Its general partner

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

/s/ Jonathan Salinas
Jonathan Salinas

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
5/5/2015	Class A common stock, $0.01 par value	82,000	$5.34
5/6/2015	Class A common stock, $0.01 par value	43,000	$5.50
5/7/2015	Class A common stock, $0.01 par value	60,000	$5.31
5/8/2015	Class A common stock, $0.01 par value	40,527	$5.39
5/11/2015	Class A common stock, $0.01 par value	17,481	$5.42
5/12/2015	Class A common stock, $0.01 par value	15,000	$5.43
5/13/2015	Class A common stock, $0.01 par value	30,000	$5.28
5/13/2015	Class A common stock, $0.01 par value	30,000	$5.30
5/14/2015	Class A common stock, $0.01 par value	20,000	$5.29
5/15/2015	Class A common stock, $0.01 par value	20,000	$5.13
5/18/2015	Class A common stock, $0.01 par value	30,000	$5.20
5/26/2015	Class A common stock, $0.01 par value	40,000	$5.11
5/26/2015	Class A common stock, $0.01 par value	30,000	$5.10
5/27/2015	Class A common stock, $0.01 par value	40,000	$5.05
5/27/2015	Class A common stock, $0.01 par value	10,000	$5.04
5/28/2015	Class A common stock, $0.01 par value	30,000	$5.07
5/29/2015	Class A common stock, $0.01 par value	44,000	$5.16
6/3/2015	Class A common stock, $0.01 par value	40,000	$4.97
6/4/2015	Class A common stock, $0.01 par value	37,000	$4.90
6/8/2015	Class A common stock, $0.01 par value	5,000	$5.18
6/10/2015	Class A common stock, $0.01 par value	5,000	$5.09
6/12/2015	Class A common stock, $0.01 par value	400	$5.04
6/15/2015	Class A common stock, $0.01 par value	1,805	$5.12
6/16/2015	Class A common stock, $0.01 par value	15,000	$5.21
6/17/2015	Class A common stock, $0.01 par value	7,000	$5.09
6/18/2015	Class A common stock, $0.01 par value	40,000	$6.19
6/19/2015	Class A common stock, $0.01 par value	5,000	$6.97
6/19/2015	Class A common stock, $0.01 par value	20,000	$6.60
6/19/2015	Class A common stock, $0.01 par value	30,000	$6.86
6/22/2015	Class A common stock, $0.01 par value	5,000	$6.02
6/22/2015	Class A common stock, $0.01 par value	75,000	$6.00
6/22/2015	Class A common stock, $0.01 par value	250,000	$6.12
6/25/2015	Class A common stock, $0.01 par value	67,500	$6.45